# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DiaMedica Therapeutics Inc., CIK 0001401040
CUSIP: 25253X207
Title of class of securities: Voting Common Shares, no par value
Address of issuer's principal executive offices: 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota (MN), 55305
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001196834

## Reporting persons
- Richard Jacinto II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,958,823; shared voting power 0; sole dispositive power 4,958,823; shared dispositive power 0; aggregate amount beneficially owned 4,958,823 (9.6% of the class)
  Comment: Rows 5, 7 and 9 consist of 4,958,823 Voting Common Shares held by NFS/FMTC Roth IRA FBO Richard Jacinto II, of which Richard Jacinto II is the beneficiary.
  Row 11 is based on 51,688,913 Voting Common Shares of the Issuer outstanding as of August 8, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025.

## Item 1. Issuer
Name of issuer: DiaMedica Therapeutics Inc.
Address of issuer's principal executive offices: 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305

## Item 2. Person Filing
Name of person filing: Richard Jacinto II
Address of principal business office or, if none, residence: 4775 Collins Ave, Ste 3003, Miami Beach, FL 33140
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person beneficially owns 4,958,823 Voting Common Shares that are held by NFS/FMTC Roth IRA FBO Richard Jacinto II, of which Richard Jacinto II is the beneficiary.
Percent of class: 9.6%, which is based on 51,688,913 Voting Common Shares of the Issuer outstanding as of August 8, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025.
Sole power to vote or to direct the vote: 4,958,823
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,958,823
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Richard Jacinto II: /s/ Richard Jacinto II, Richard Jacinto II (11/07/2025)